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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                             PLAINS RESOURCES, INC.
  .............................................................................
                                (Name of Issuer)

                                  COMMON STOCK
  .............................................................................
                         (Title of Class of Securities)

                                    726540503
  .............................................................................
                                 (CUSIP Number)

               DAVID J. SHLADOVSKY, C/O KAIM NON TRADITIONAL, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
  .............................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    10/22/99
  .............................................................................
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 726540503                                            PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      (A) KAIM NON-TRADITIONAL, L.P.     - 95-4486379
      (B) RICHARD A. KAYNE               - ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
 -------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      (A) IS A CALIFORNIA LIMITED PARTNERSHIP
      (B) IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          (A) 0
                          (B) 139,610
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          (A) 4,299,593
      OWNED BY            (B) 4,299,593
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             (A) 0
        WITH              (B) 139,610
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          (A) 4,299,593
                          (B) 4,299,593
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
      (A) 4,299,593
      (B) 4,439,202
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      (A) 22.81%
      (B) 23.55%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      (A) IA
      (B) IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 726540503                                            PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KAYNE ANDERSON ENERGY FUND, L.P. - 95-4669026
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,147,780
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,147,780
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

      1,147,780
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.09%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 6

*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

     Plains Resources, Inc.
     1600 Smith Street, Suite 1500
     Houston, TX  77002-7346

ITEM 2. IDENTITY AND BACKGROUND

a.   KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

     Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to five investment funds named Arbco Associates, L.P., Kayne Anderson Energy Fund, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P., each a California limited partnership. KAIM N-T, LP also serves as investment adviser to other clients, including Kayne, Anderson Offshore Limited, a British Virgin Islands corporation. The principal business address of KAIM, Inc., KAIM N-T, LP and the five investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

     During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the five investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.   RICHARD A. KAYNE

     Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM,
     LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer and registered investment adviser. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

     Mr. Kayne is the controlling shareholder of KAIM, Inc., KAIM, LLC and KA.

     During the past five years, none of Mr. Kayne, KAIM, LLC, or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc. and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

     JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

     DAVID E. GODDARD. Chief Financial Officer of KAIM, Inc. and KA.

     ALLAN M. RUDNICK. Manager of KAIM, LLC.

     HOWARD M. ZELIKOW. Vice President and Director of KAIM, Inc.

     ROBERT V. SINNOTT. Vice President of KAIM, Inc. Director of Plains
                        Resources, Inc.

     JERRY R. WELCH. Vice President of KAIM, Inc.

     DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and KA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KAIM N-T, LP, KAIM, LLC, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 4,577,457 and 4,717,067 shares, representing 24.64% and 25.39% of the shares outstanding, respectively, which include 101,350 shares which may be acquired within 60 days upon exercise of warrants and 1,585,513 shares which may be acquired within 60 days upon conversion of preferred stock.

b. KAIM N-T, LP has shared voting and dispositive power (with Richard A. Kayne) over its 4,299,593 shares. Richard A. Kayne has sole voting and dispositive power over 139,610 shares and shared voting and dispositive power (with KAIM N-T, LP or KAIM, LLC) over 4,439,202 shares, together representing 23.55% of the outstanding shares of the common stock of the issuer, which include 101,350 shares which may be acquired within 60 days upon exercise of warrants and 1,781,555 shares which may be acquired at any time upon conversion of preferred stock.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner). The shares over which Mr. Kayne and KAIM, LLC have shared voting and dispositive power are held by accounts for which KAIM, LLC serves as investment adviser.

     KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KAIM N-T, LP or KAIM, LLC through KA, as broker. Sales of the shares were made as follows:

                          Common Stock      Stock
  Date         Type       # of shares       Price         Where/how transaction effected
--------       ----       ------------      ------        ------------------------------
09/01/99       Sell           6,800         $20.20            American Stock Exchange
09/10/99       Sell           4,100         $19.45            American Stock Exchange
09/13/99       Sell          10,000         $19.45            American Stock Exchange
09/14/99       Sell           7,800         $19.65            American Stock Exchange
09/15/99       Sell           5,100         $19.65            American Stock Exchange
09/30/99       Sell         362,813         $18.88            American Stock Exchange
10/22/99       Sell         451,013         $15.95            American Stock Exchange


Note: As part of the liquidation of the account, shares sold pursuant to unsolicited order from managed account held by client which has been agreed to be acquired.

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            October 25, 1999
----------------------------------------
                  Date

         //S// Richard A. Kayne
----------------------------------------
            Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By: Kayne Anderson Investment Management, Inc.


    By: //S// David J. Shladovsky
        --------------------------------
        David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



     //S// Richard A. Kayne
     -----------------------------------
     Richard A. Kayne



     //S// David J. Shladovsky
     -----------------------------------
     KAIM Non-Traditional, L.P., by
     David J. Shladovsky, Secretary of
     Kayne Anderson Investment Management, Inc.,
     general partner

          EXHIBIT TO SCHEDULE 13D, AMENDMENT NO. 6 OF FILING CONCERNING
                             PLAINS RESOURCES, INC.


Filing Parties                                                            Shares
--------------                                                          ----------
KAIM Non-Traditional, L.P.

     o    Managed Investment Limited Partnerships                       3,673,664

     o    Other Managed Accounts                                          565,229

Richard A. Kayne

     o    Direct ownership                                                139,610

     o    Kayne Anderson Investment Management, LLC
          managed accounts                                                 60,700
                                                                        ---------
                                                  Total                 4,439,202

     10/25/99